                                                                    Exhibit 12.1


                                           March 31                                        December 31
                                        -----------     ----------------------------------------------------------------------------
                                               1996             1997            1996            1995            1994          1993
                                        -----------     --------------------------------------------------------------------------
Fixed charges:
     Interest                           $58,058,000     $209,340,000    $147,326,000     $40,562,000     $15,316,000    $2,950,000
     Amortization of debt expense         1,761,000        7,831,000       8,873,000       1,424,000         502,000       117,000
     Interest portion of rental expense   1,504,000        6,016,000       4,957,000         647,000         369,000        66,000
                                        -----------     ------------    ------------     -----------     -----------    ----------
                                        $61,323,000     $223,187,000    $161,156,000     $42,633,000     $16,187,000    $3,133,000
                                                                        ============     ===========     ===========    ==========
Preferred Stock Dividend Requirements     3,638,000       11,978,000
                                        -----------     ------------
Combined Fixed Charges and Preferred
   Stock Dividends                      $64,961,000     $235,165,000
                                        ===========     ============
Earnings:
     Income (loss) from operations     ($93,672,000)   ($348,648,000)  ($246,801,000)   ($93,262,000)   ($27,943,000) ($10,431,000)
     Fixed charges per above             61,323,000      223,187,000     161,156,000      42,633,000      16,187,000     3,133,000
        Less: Capitalized interest         (911,000)      (6,770,000)    (10,294,000)    (12,183,000)     (3,906,000)
                                        -----------     ------------    ------------     -----------     -----------    ----------
                                       ($33,260,000)   ($132,231,000)  ($ 95,939,000)   ($62,812,000)   ($15,662,000) ($ 7,298,000)
                                        ===========     ============    ============     ===========     ===========   ===========

Ratio of Earnings to Fixed
 Charges(1)                                      --               --             --               --              --            --
Ratio of Earnings to Combined
 Fixed Charges and Preferred
 Stock Dividends(2)                              --               --

The ratio of earnings to fixed charges and combined fixed charges and preferred stock dividends is not meaningful for the periods.

(1) For the three months ended March 31, 1998 and the years ended December 31, 1997, 1996, 1995, 1994 and 1993, the deficit of earnings to fixed charges was $94,583,000, $355,418,000, $257,095,000, $105,445,000,
        $31,849,000 and $10,431,000, respectively.

(2) The deficit of earnings to combined fixed charges and preferred stock dividends for the three months ended March 31, 1998 and the year ended December 31, 1997 and $98,221,000 and $367,396,000, respectively.